Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (K1221)

Offering Period: April 1, 2019 – April 24, 2019

Buffered Accelerated Return Equity Securities due October 29, 2020

Linked to the Performance of the S&P 500® Index

Product Terms

•	If the Final Level is equal to or greater than the Initial Level, then you will benefit from the leveraged appreciation, if any, of the Underlying, subject to the Underlying Return Cap.
•	If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then you will receive the principal amount of the securities you hold at maturity.
•	If the Final Level is less than the Buffer Level, then you will be exposed to any depreciation in the Underlying beyond the Buffer Level.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Trade Date:	Expected to be April 25, 2019
Settlement Date:	Expected to be April 30, 2019
Underlying:	The S&P 500® Index
Redemption Amount:	At maturity, for each $1,000 principal amount of securities, $1,000 x (1 + Underlying Return)
Underlying Return:	If (a) the Final Level is equal to or greater than the Initial Level, then: the lesser of (i) Underlying Return Cap and (ii) Upside Participation Rate x [(Final Level – Initial Level) / Initial Level]; (b) the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then: zero; or (c) if the Final Level is less than the Buffer Level, then: [(Final Level – Initial Level) / Initial Level] + Buffer Amount.
Upside Participation Rate**:	125%
Buffer Level**:	90% of the Initial Level
Buffer Amount**:	10%
Underlying Return Cap**:	Expected to be at least 14%
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:	October 26, 2020
Maturity Date:	October 29, 2020
CUSIP:	22552F7J5
Fees:	Certain fiduciary accounts may pay a purchase price of at least $985 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $15 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $970 and $1,000 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	If the Final Level is equal to or greater than the Initial Level, then the Underlying Return will be calculated as follows: the lesser of (i) Underlying Return Cap and (ii) Upside Participation Rate x [(Final Level – Initial Level) / Initial Level]
•	If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then the Underlying Return will be: zero
•	If the Final Level is less than the Buffer Level, then the Underlying Return will be calculated as follows: [(Final Level – Initial Level) / Initial Level] + Buffer Amount
•	Buffer Level of 90%**
•	Buffer Amount of 10%**

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return (1)	Redemption Amount per $1,000 Principal Amount(1)(2)

50%	14%	$1,140
40%	14%	$1,140
30%	14%	$1,140
20%	14%	$1,140
11.20%	14%	$1,140
10%	12.50%	$1,125
5%	6.25%	$1,062.50
0%	0%	$1,000
−5%	0%	$1,000
−10%	0%	$1,000
−11%	−1%	$990
−20%	−10%	$900
−30%	−20%	$800
−40%	−30%	$700
−50%	−40%	$600
(1)	Assumes a Buffer Level of 90%,** Buffer Amount of 10%,** an Upside Participation Rate of 125%** and an Underlying Return Cap of 14%**.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of 90% of the principal amount of securities you hold. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level is less than the Buffer Level. In such case, you will be exposed to any depreciation in the Underlying from the Initial Level to the Final Level beyond the Buffer Level. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The probability that the Final Level will be less than the Buffer Level will depend on the volatility of the Underlying.
•	The securities do not pay interest.
•	The maximum Redemption Amount of the securities at maturity for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Underlying Return Cap.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: April 1, 2019 – April 24, 2019

Buffered Accelerated Return Equity Securities due October 29, 2020

Linked to the Performance of the S&P 500® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 29, 2019, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319004090/dp104514_424b2-k1221.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.